EXHIBIT 12.1

	Six Months
	Ended September 30,	Fiscal Year Ended March 31,
	2018	2018	2017	2016	2015
Earnings: (1)
Earnings before income taxes	176,814	271,962	294,519	219,252	252,927
Add: Fixed charges	15,123	30,986	24,697	18,539	16,631
Add: Amortization of capitalized interest and FIN 48 Interest	268	536	536	536	(3,311)
Add: Cash distributions from equity method investments	19,500	31,500	43,250	37,250	40,375
Subtract: Income from equity method investments	(19,425)	(43,419)	(42,386)	(39,083)	(44,967)
Total Earnings	192,280	291,565	320,616	236,494	261,655

Fixed Charges: (2)
Interest expense	13,449	27,638	22,631	16,583	15,590
Interest component of rent expense	1,674	3,348	2,066	1,959	1,041
Total Fixed Charges	15,123	30,986	24,697	18,539	16,631

Ratio of Earnings to Fixed Charges	12.7x	10.3x	13.0x	12.8x	15.7x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.